UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under The Securities Exchange Act of 1934

Fortress Investment Group LLC

(Name of Issuer)

Class A Shares

Class B Shares

(Title of Class of Securities)

Class A Shares: 34958B106

(CUSIP Number)

Harvey Eisenberg Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000	James R. Griffin Weil, Gotshal & Manges LLP 200 Crescent Court, Suite 300 Dallas, TX 75201 (214) 746-7700	Sean D. Rodgers, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800	Jeffrey A. Fine, P.C. Kirkland & Ellis LLP 300 North LaSalle Chicago, IL 60654 (312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 34958B106	13D	Page 2

1	NAME OF REPORTING PERSONS SoftBank Group Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER —

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON —
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP NO. 34958B106	13D	Page 3

1	NAME OF REPORTING PERSONS Foundation (GP) Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER —

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON —
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 34958B106	13D	Page 4

1	NAME OF REPORTING PERSONS SB Foundation Holdings (GP) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER —

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON —
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 34958B106	13D	Page 5

1	NAME OF REPORTING PERSONS SB Foundation Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER —

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON —
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D (the “Original Schedule 13D”) filed by SB Foundation Holdings LP, a Cayman Islands exempted limited partnership (“SBFH”), SB Foundation Holdings (GP) LLC, a Cayman Islands limited liability company (“Holdings”), and SoftBank Group Corp., a Japanese kabushiki kaisha, and the ultimate parent of Holdings and SBFH (“SoftBank”), on February 14, 2017 relating to the Class A Shares and Class B Shares of Fortress Investment Group LLC, a Delaware limited liability company (“Issuer”).

Capitalized terms used but not defined herein have the meanings assigned to them in the Original Schedule 13D. Unless set forth below, all previous Items set forth in the Original Schedule 13D are unchanged.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and supplemented by adding Foundation (GP) Holdings LLC (“Foundation GP”) as a Reporting Person:

On July 13, 2017, in connection with the planning for the post-closing ownership of the Issuer, all of the membership interests in Holdings were assigned by SoftBank to Foundation GP, and SoftBank became the sole member of Foundation GP. As a result, Softbank is included as a Reporting Person solely because it is the sole member of Foundation GP, which is the sole member of Holdings, which is the general partner of SBFH. Foundation GP is member managed by SoftBank. Foundation GP is included as a Reporting Person solely because it is the sole member of Holdings, which is the general partner of SBFH. Holdings is member managed by Foundation GP.

Foundation (GP) Holdings LLC

(a) Name of Person Filing	Foundation (GP) Holdings LLC

(b) Address of Principal Business Office	c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands

(c) Principal Business	Wholly owned subsidiary of SoftBank formed for purposes of managing SoftBank’s interest in SBFH.

(d) — (e) Criminal and Civil Proceedings	During the last five years, neither Foundation GP nor, to Foundation GP’s knowledge, any of the individuals referred to in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Cayman Islands

Schedule A to the Original Schedule 13D is hereby amended and restated in its entirety by Schedule A to this Amendment No. 1.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On December 27, 2017, pursuant to the terms of the Merger Agreement, Merger Sub was merged with and into the Issuer, with the Issuer surviving the Merger as a wholly-owned, privately-held subsidiary of SBFH. Upon completion of the Merger, the Voting Agreements between SBFH and each of the Founders and their related parties terminated in accordance with their terms.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As described in Item 3 above, on December 27, 2017, pursuant to the terms of the Merger Agreement, Merger Sub was merged with and into the Issuer, with the Issuer surviving the Merger as a wholly-owned, privately-held subsidiary of SBFH. As a result of the Merger, each Class A Share of the Issuer (other than shares (i) held by the Issuer as treasury stock or (ii) owned by SBFH, Merger Sub or any subsidiary of the Issuer) and each restricted stock unit with respect to the Class A shares outstanding immediately prior to the effective time of the Merger was converted into the right to receive $8.08 in cash, and each Class B Share outstanding immediately prior to the effective time of the Merger was cancelled and retired in exchange for no consideration. Upon completion of the Merger, each of the Voting Agreements terminated in accordance with its terms.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety by the following:

(a) - (b) As a result of the completion of the Merger and the termination of the Voting Agreements, the Reporting Persons are no longer deemed, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to beneficially own any Class A Shares or Class B Shares.

To the knowledge of the Reporting Persons, none of the persons named in Schedule A beneficially owns any Class A Shares or Class B Shares.

Neither the filing of this Amendment No. 1 nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it was the beneficial owner of any of the Class A Shares or Class B Shares referred to in the Original Schedule 13D for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(c) Except as described in this Amendment No. 1, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any persons named in Schedule A has effected any transaction in the securities of Issuer reported herein during the past 60 days.

(d) Not applicable.

(e) As a result of the transactions described in Item 4 above, as of December 27, 2017, the Reporting Persons ceased to be deemed to be beneficial owners of more than five percent of the outstanding Class A Shares, the Class B Shares and the combined voting power of the Class A Shares and the Class B Shares.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to replace Exhibit 99.5 of the Original Schedule 13D with the following:

99.5	Joint Filing Agreement, dated as of December 29, 2017, by and among SoftBank Group Corp., Foundation (GP) Holdings LLC, SB Foundation Holdings (GP) LLC and SB Foundation Holdings LP*

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2017

SOFTBANK GROUP CORP.

/s/ Masayoshi Son
Name:	Masayoshi Son
Title:	Chairman & CEO

FOUNDATION (GP) HOLDINGS LLC

By:	/s/ Brian Wheeler
	Name:	Brian Wheeler
	Title:	General Counsel

SB FOUNDATION HOLDINGS (GP) LLC

By:	/s/ Brian Wheeler
	Name:	Brian Wheeler
	Title:	General Counsel

SB FOUNDATION HOLDINGS LP

By:	SB Foundation Holdings (GP) LLC, its general partner

	By:	/s/ Brian Wheeler
		Name:	Brian Wheeler
		Title:	General Counsel

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS

OF

SOFTBANK GROUP CORP.

Set forth below is a list of each executive officer and director of SoftBank Group Corp. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Masayoshi Son*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Chairman & CEO of SoftBank Group Corp.

Ken Miyauchi*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Representative Director, President & COO of SoftBank Group Corp. and Director of Yahoo Japan Corporation

Ronald D. Fisher*, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director and Vice Chairman of of SoftBank Group Corp. and President of SoftBank Holdings Inc.	Softbank Holdings Inc. 38 Glen Avenue Newton, Massachusetts 02459

Yun Ma*, a citizen of the People’s Republic of China SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director of SoftBank Group Corp. and Executive Chairman of Alibaba Group Holding Limited	Alibaba Group Holding Limited Hangzhou Office 18-19/F Xihu International Building A 391 Wen Er Road Hangzhou 310013 People’s Republic of China

Marcelo Claure*, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director of SoftBank Group Corp. and President and CEO of Sprint Corp.	Sprint Corp. 6200 Sprint Pkwy. Overland Park, KS, 66251

Rajeev Misra*, a citizen of the United Kingdom SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director of SoftBank Group Corp. and CEO of SB Investment Advisers (UK) Limited

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Simon Segars*, a citizen of the United Kingdom SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director of SoftBank Group Corp. and CEO of Arm Holdings plc	Arm Holdings plc 150 Rose Orchard Way San Jose, CA 95134

Tadashi Yanai*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	External Director of SoftBank Group Corp.; Chairman, President & CEO of FAST RETAILING CO., LTD.; Chairman, President and CEO of UNIQLO co., Ltd; and Chairman of GOV RETAILING CO., LTD	FAST RETAILING CO., LTD. 717-1 Sayama, Yamaguchi City, Yamaguchi 754-0894, Japan

Mark Schwartz*, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	External Director of SoftBank Group Corp.; Senior Director of The Goldman Sachs Group, Inc.	Goldman Sachs (Asia) LLC Cheung Kong Center, 68th Floor 2 Queens’s Road Central Hong Kong

Yasir O. Al-Rymayyan*, a citizen of Saudi Arabia SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	External Director of SoftBank Group Corp.; Managing Director of Public Investment Fund of Saudi Arabia	Public Investment Fund of Saudi Arabia AlRaidah Digital City Al-Nakheel, P.O. Box 6847, Riyadh 11452, Kingdom of Saudi Arabia

Soichiro Uno**, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Audit & Supervisory Board Member of SoftBank Group Corp.; Partner at Nagashima Ohno & Tsunematsu

Hidekazu Kubokawa**, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Audit & Supervisory Board Member of SoftBank Group Corp.; Representative Partner at Yotsuya Partners Accounting Firm; Audit & Supervisory Board Member of Digital Arts Inc.; Corporate Auditor of KYORITSU PRINTING CO., LTD.; Auditor of Pado Corporation

Maurice Atsushi Toyama**, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Full-time Audit & Supervisory Board Member of SoftBank Group Corp.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

Masato Suzaki, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Full-time Audit & Supervisory Board Member of SoftBank Group Corp.

Yoshimitsu Goto, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Senior Executive Corporate Officer of SoftBank Group Corp.

Kazuhiko Fujihara, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Senior Executive Corporate Officer of SoftBank Group Corp.

Fumihiro Aono, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Executive Corporate Officer of SoftBank Group Corp.

Kazuko Kimiwada, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Executive Corporate Officer of SoftBank Group Corp.

Ren Tanaka, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Corporate Officer of SoftBank Group Corp.

Kentaro Matsui, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Corporate Officer of SoftBank Group Corp.

*	Director
**	Corporate Auditor

EXECUTIVE OFFICERS

OF

FOUNDATION (GP) HOLDINGS LLC

Set forth below is a list of each executive officer of Foundation (GP) Holdings LLC setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Jonathan Bullock, a citizen of the United Kingdom SB Investment Advisers (UK) Limited 69 Grosvenor Street London W1K 3JP	Chief Operating Officer of SB Investment Advisers (UK) Limited

Brian Wheeler, a citizen of the United States SB Investment Advisers (US) Inc. 1 Circle Star Way San Carlos, CA 94070	General Counsel of SB Investment Advisers (US) Inc.

EXECUTIVE OFFICERS

OF

SB FOUNDATION HOLDINGS (GP) LLC

Set forth below is a list of each executive officer of SB Foundation Holdings (GP) LLC setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Masayoshi Son, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Chairman & CEO of SoftBank Group Corp.

Jonathan Bullock, a citizen of the United Kingdom SB Investment Advisers (UK) Limited 69 Grosvenor Street London W1K 3JP	Chief Operating Officer of SB Investment Advisers (UK) Limited

Brian Wheeler, a citizen of the United States SB Investment Advisers (US) Inc. 1 Circle Star Way San Carlos, CA 94070	General Counsel of SB Investment Advisers (US) Inc.

A-4